UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-36396

LEJU HOLDINGS LIMITED

Level G, Building G, No.8 Dongfeng South Road,

Chaoyang District, Beijing 100016

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒         Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leju Holdings Limited

By	:	/s/ Li-Lan Cheng
Name	:	Li-Lan Cheng
Title	:	Acting Chief Financial Officer

Date: November 30, 2022

[Signature Page to 6-K]

Exhibit Index

Exhibit 99.1 – Press Release